UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 6-K
_______________________
CURRENT REPORT
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2026
Commission File Number: 001-39829
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COGNYTE SOFTWARE LTD.
(Translation of registrant's name into English)
_______________________
33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐

CONTENTS

Results of the FYE27 Annual Meeting of Shareholders

As scheduled, Cognyte Software Ltd. (the “Company” or “Cognyte”) held its annual general meeting of shareholders for the fiscal year ending January 31, 2027 (the “Annual Meeting”) at 5:30 p.m., Israel time, on September 3, 2026, located at Cognyte’s offices at 33 Maskit, Herzliya Pituach, 4673333, Israel. At the Annual Meeting, the Company’s shareholders voted on two proposals, which are listed below and described in more detail in the Company’s notice and proxy statement for the Annual Meeting, which were attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission (the “SEC”) on July 29, 2026 ( the “Proxy Statement”).

Based on the presence, in person or by proxy, at the Annual Meeting of 46,705,281 ordinary shares, of no par value, of the Company (“Ordinary Shares”), representing 63.24% of the Company’s 73,845,238 outstanding Ordinary Shares, as of August 3, 2026 (the record date for the Annual Meeting), constituting more than the minimum percentage of outstanding shares required for a quorum under the Company’s Articles of Association (the “Articles”), proposals 1 and 2 detailed in the Proxy Statement (and, as applicable, sub-proposals thereof) were approved by the requisite vote of the Company’s shareholders.

The board of directors of the Company recommended that shareholders vote “FOR” proposals 1 and 2. Below are the detailed tallies of votes with respect to each proposal included in the Proxy Statement.

Proposal 1: To re-elect each of Dafna Sharir, Avi Cohen and Matthew O’Neill as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders to be held during the fiscal year ending January 31, 2030, and to serve until their respective successors have been duly elected and qualified, or until their respective offices are vacated in accordance with the Company’s Articles of Association or the Companies Law, 5759-1999 (the “Companies Law”).

Name of Nominee	Votes in Favor	Votes Against	Abstentions
Dafna Sharir	43,959,357	2,713,806	32,118
Avi Cohen	43,275,530	3,395,743	34,008
Matthew O’Neill	43,741,669	2,932,624	30,988

Consequently, and in accordance with the terms of the Articles, Dafna Sharir, Avi Cohen and Matthew O’Neill have been elected at the Annual Meeting as Class II directors in accordance with Proposal 1, as detailed in the Proxy Statement.

Proposal 2: To approve the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending January 31, 2027, and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

Votes in Favor	Votes Against	Abstentions
46,593,687	13,836	97,758

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-252565, 333-278837, 333-286330 and 333-294612).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD.

Date: September 8, 2026	By:	/s/ Ilan Rotem
	Name:	Ilan Rotem
	Title:	Chief Legal Officer